NEUBERGER BERMAN EQUITY FUNDS

NEUBERGER BERMAN GUARDIAN FUND
NEUBERGER BERMAN MID CAP INTRINSIC VALUE FUND

1290 Avenue of the Americas
New York, New York 10104

March 28, 2019

Neuberger Berman Investment Advisers LLC
1290 Avenue of the Americas
New York, New York 10104

Dear Ladies and Gentlemen:

Neuberger Berman Guardian Fund and Neuberger Berman Mid Cap Intrinsic Value Fund (“Funds”) are each a series of Neuberger Berman Equity Funds, a Delaware statutory trust (“Trust”).

You hereby agree, from March 28, 2019 until each date noted on Schedule A (each a “Limitation Period”), to waive fees and/or reimburse annual operating expenses (excluding interest, taxes, brokerage commissions, acquired fund fees and expenses, dividend and interest expenses relating to short sales, and extraordinary expenses, if any) (“Operating Expenses”) of Class R6 of each Fund so that the Operating Expenses of Class R6 are limited to the respective rate per annum, as noted on Schedule A, of Class R6’s average daily net assets (each an “Expense Limitation”). Commitment fees relating to borrowings are treated as interest for purposes of this section.

Each Fund agrees to repay you out of assets attributable to Class R6 for any fees waived by you under an Expense Limitation or any Operating Expenses you reimburse in excess of an Expense Limitation, provided that the repayment does not cause Class R6’s Operating Expenses to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays you, whichever is lower. Any such repayment must be made within three years after the year in which you incurred the expense.

          You understand that you shall look only to the assets attributable to Class R6 of each Fund for performance of this Agreement and for payment of any claim you may have hereunder, and neither any other series of the Trust or class of the Fund, nor any of the Trust’s trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

          This Agreement is made and to be performed principally in the State of New York, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of New York.  Any amendment to this Agreement shall be in writing signed by the parties hereto, and requires approval of the Board of

Trustees of the Trust, including a majority of the Trustees who are not “interested persons” of the Trust as that term is defined in the Investment Company Act of 1940.

          If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

NEUBERGER BERMAN EQUITY FUNDS,
on behalf of
NEUBERGER BERMAN GUARDIAN FUND
NEUBERGER BERMAN MID CAP INTRINSIC VALUE FUND

By:	/s/ Joseph V. Amato

Name:	Joseph V. Amato

Title:	President and Chief Executive Officer

The foregoing Agreement is hereby accepted as of March 28, 2019.

NEUBERGER BERMAN INVESTMENT ADVISERS LLC

By:	/s/ Joseph V. Amato

Name:	Joseph V. Amato

Title:	Managing Director and President -- Equities

SCHEDULE A

Fund	Class	Limitation Period	Expense Limitation
Guardian	R6	08/31/2022	0.65%
Mid Cap Intrinsic Value	R6	08/31/2022	0.75%